Exhibit 15.5

April 29, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Ladies and Gentlemen:

We were previously principal accountants for Korea Electric Power Corporation and, under the date of April 30, 2019, we reported on the consolidated financial statements of Korea Electric Power Corporation as of and for the years ended December 31, 2018 and 2017 and the effectiveness of internal control over financial reporting as of December 31, 2018.

On November 18, 2018, Korea Electric Power Corporation engaged Ernst & Young Han Young as its principal accountants as of and for the years ending December 31, 2019, 2020 and 2021, with the auditor-client relationship with KPMG Samjong Accounting Corp., ceasing upon completion of the audit of Korea Electric Power Corporation’s consolidated financial statements as of and for the year ended December 31, 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018 and the issuance of our reports thereon.

On April 30, 2019, we completed our audit and the auditor-client relationship ceased.

We have read the information required by Item 16F of Form 20-F dated April 29, 2020 of Korea Electric Power Corporation and confirm that we agree with the statements concerning KPMG Samjong Accounting Corp. made under Item 16F “Change in Registrant’s Certifying Accountant” therein. We are not in a position to agree or disagree with other statements contained therein, including its statements regarding its consultation with Ernst & Young Han Young prior to the commencement of Ernst & Young Han Young’s term as its principal accountants.

Very truly yours,

/s/ KPMG Samjong Accounting Corp.